NORTHERN WAY RESOURCES, INC.
                           627 Moberly Road, Suite 601
                   Vancouver, British Columbia Canada V5Z 4B3
                       (604) 628-2165, Fax (866) 824-0888


September 20, 2005


U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305
VIA FAX:  202-942-9648

Attention:        Ms. Anita Karu


Dear Sirs:

Re:      Registration Statement on Form SB-2 - Request for Acceleration

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form SB-2, as amended, such that it be deemed effective on Tuesday, September 22, 2005 at 2:30pm (EST), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3. we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours truly,

NORTHERN WAY RESOURCES, INC.

PER:  /s/ Keith Andrews

KEITH ANDREWS
President